Filed by JEPLAN Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: AP Acquisition Corp
Commission File No.: 001-41176
Filed March 12, 2024

The material below is reproduced from an article published online in English at www.bloomberg.com on March 10, 2024, at 4:30 PM, EDT, which article was originally published online in Japanese at www.bloomberg.co.jp.

Japanese Recycling Upstart Tests Waters With SPAC Debut on NYSE

▪	Deal values plastic recycling tech firm Jeplan at $300 million
▪	US SPAC vehicles have poor track record in fundraising

[Photograph with caption]

By Min Jeong Lee and Bailey Lipschultz
March 10, 2024 at 4:30 PM EDT

A small Japanese plastic recycling company is gearing up to go public in the US through a SPAC merger this month, even as many IPO hopefuls are delaying or scrapping such plans.

Kawasaki-based Jeplan Inc. plans to merge with special purpose acquisition company AP Acquisition Corp. to debut on the New York Stock Exchange in coming weeks. If the deal moves forward, it would value Jeplan at around $300 million and the merged entity at an estimated $429 million, assuming no additional equity financing or redemptions by AP Acquisition’s investors.

Public listings via SPAC mergers are under heightened investor scrutiny, as redemption rates climb well above 90%. But Jeplan thinks the risk worthwhile. Listing on the NYSE will allow it to access capital from a wider base of investors, enhance its brand and attract additional talent needed to drive further growth, the company said.

“This buys us time,” Jeplan Chief Executive Officer Masaki Takao said in an interview.

Founded in 2007, Jeplan develops what is known as chemical recycling, which in theory would make PET bottles reusable millions of times over. Its technology breaks down used plastic to near-virgin resin with only one part per million residual metal, according to the company. Jeplan holds a mere 3% to 5% of the global chemical recycling market, according to market research firm Imarc Group.

Jeplan now has a contract with Japanese beverage firm Asahi Group Holdings Ltd., which has begun adopting Jeplan’s tech to recycle PET bottles retrieved from about 30,000 vending machines in Tokyo, with plans to expand in other parts of the country. Proceeds from the listing would help boost the company’s research and development and expand capacity to recycle bigger volumes.

Over the past year, however, US SPAC merger have seen an average of roughly 94% of shares swapped for cash, according to SPAC Research data analyzed by Bloomberg. More than 300 SPACs have been liquidated since November 2022, data from SPAC Research show, while those that are still operating have seen the vast majority of investors bail.

“Any company merging with a SPAC has to know that the money in trust that will stay there through the deal is really low,” said Jay Ritter, a University of Florida professor who tracks new stock issues. “Unless this company gets lucky — and it might — there probably won’t be a whole lot of cash delivered from the cash trust.”

Japanese hoverbike maker Aerwins Technology Inc. debuted on the Nasdaq through a SPAC merger last year, only for its Japan unit A.L.I. Technologies Inc. to file for bankruptcy just ten months later. Even discounting the SPAC factor, post-IPO success has been elusive for Japanese companies venturing abroad. Of the six Japanese companies that debuted on the Nasdaq over the past year, all are trading below their initial public offering prices.

Now, with Japan’s benchmark Nikkei 225 Stock Average’s topping its historic 1989 high, appetite to go public overseas may flag in the months ahead.

Sponsored by Japanese private equity firm Advantage Partners, AP Acquisition was launched two years ago to merge with a company in de-carbonization or renewable energy. The deal with Jeplan comes after the blank check firm’s had to postpone its merger deadlines twice so far.

“We want to be fast in raising money, fast in going public,” said AP Acquisition’s Chief Executive Officer Keiichi Suzuki. “That way, the company can expand its business and win licensing deals from many different places ahead of others.”

— With assistance from Grace Huang

Photograph caption

Plastic waste on a beach in Japan. Photographer: Noriko Hayashi/Bloomberg

©2024 Bloomberg L.P. All Rights Reserved.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to a potential business combination by and among JEPLAN Holdings, Inc., a Japanese corporation (“PubCo”), AP Acquisition Corp, a Cayman Islands exempted company (“SPAC”), JEPLAN MS, Inc., a Cayman Islands exempted company, and JEPLAN, INC., a Japanese corporation (“JEPLAN”) and related transactions (collectively, the “Potential Business Combination”), including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the anticipated timing of a listing on the New York Stock Exchange, JEPLAN’s business plans and growth strategies, the technologies and products and services offered by JEPLAN and the markets in which it operates, JEPLAN’s business plans, and JEPLAN’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “forecast,” “predict,” “expect,” “anticipate,” “estimate,” “intend,” “seek,” “strategy,” “future,” “outlook,” “target,” “opportunity,” “plan,” “potential,” “may,” “seem,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include, but are not limited to, predictions, projections and other statements about future events that are based on current expectations and assumptions of JEPLAN’s, PubCo’s and SPAC’s management, whether or not identified in this document, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JEPLAN, PubCo, and SPAC. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of PubCo’s securities, (ii) the risk that the Potential Business Combination may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the Potential Business Combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the Potential Business Combination agreement by the respective shareholders of SPAC and JEPLAN, the satisfaction of the minimum cash amount following redemptions by SPAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Potential Business Combination agreement, (vi) the effect of the announcement or pendency of the Potential Business Combination on JEPLAN’s business relationships, performance, and business generally, (vii) risks that the Potential Business Combination disrupts current plans of JEPLAN and potential difficulties in its employee retention as a result of the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against JEPLAN or SPAC related to the Potential Business Combination agreement or the Potential Business Combination, (ix) failure to realize the anticipated benefits of the Potential Business Combination, (x) the inability to maintain the listing of SPAC’s securities or to meet listing requirements and maintain the listing of PubCo’s securities on the New York Stock Exchange, (xi) the risk that the price of PubCo’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which PubCo plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure, (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations, (xiii) the risk that JEPLAN may not be able to successfully expand its products and services domestically and internationally, (xiv) the risk that JEPLAN and its current and future collaborative partners are unable to successfully market or commercialize JEPLAN’s proposed licensing solutions, or experience significant delays in doing so, (xv) the risk that JEPLAN may never achieve or sustain profitability, (xvi) the risk that JEPLAN will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvii) the risk relating to scarce or poorly collected raw materials for JEPLAN’s PET recycling business; (xviii) the risk that JEPLAN may not be able to consummate planned strategic acquisitions, including joint ventures in connection with its proposed licensing business, or fully realize anticipated benefits from past or future acquisitions, joint ventures, or investments; (xix) the risk that JEPLAN’s patent applications may not be approved or may take longer than expected, and that JEPLAN may incur substantial costs in enforcing and protecting its intellectual property; (xx) the risk that JEPLAN may be subject to competition from current collaborative partners in the use of jointly developed technology once applicable collaborative arrangements expire; (xxi) risks relating to JEPLAN’s ability to continue as a going concern; and (xxii) risks related to the equipment malfunction that occurred at JEPLAN’s PRT Plant in August 2023, including that another operational malfunction or other disruption at JEPLAN’s recycling facilities may occur. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” sections of PubCo’s Registration Statement on Form F-4, as filed with the SEC on September 8, 2023, and as amended from time to time (the “Registration Statement”), as such factors may be updated from time to time in PubCo’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither JEPLAN, PubCo, nor SPAC presently knows or that JEPLAN, PubCo, and SPAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect JEPLAN’s, PubCo’s, and SPAC’s expectations, plans, or forecasts of future events and views only as of the date they are made. JEPLAN, PubCo, and SPAC anticipate that subsequent events and developments will cause JEPLAN’s, PubCo’s, and SPAC’s assessments to change. However, while JEPLAN, PubCo, and SPAC may elect to update these forward-looking statements at some point in the future, JEPLAN, PubCo, and SPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JEPLAN’s, PubCo’s, and SPAC’s assessments of any date subsequent to the date of this document. Accordingly, readers are cautioned not to put undue reliance on forward-looking statements, and JEPLAN, PubCo, and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required to by applicable securities law. Neither JEPLAN, PubCo, nor SPAC gives any assurance that PubCo will achieve its expectations.

Additional Information and Where to Find It

This document relates to the Potential Business Combination by and among PubCo, SPAC, Merger Sub, and JEPLAN. PubCo filed the Registration Statement with the SEC on September 8, 2023, which includes a proxy statement/prospectus of SPAC. The proxy statement/prospectus will be sent to all SPAC and JEPLAN shareholders. PubCo and SPAC also will file other documents regarding the Potential Business Combination with the SEC. This document does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Before making any voting decision, investors and security holders of SPAC and JEPLAN are urged to read the Registration Statement, the proxy statement/prospectus contained therein and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about JEPLAN, SPAC, PubCo, and the Potential Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by PubCo and SPAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and SPAC may be obtained free of charge by written request to PubCo at 12-2 Ogimachi, Kawasaki-ku, Kawasaki-shi, Kanagawa, Japan or by telephone at +81 44-223-7898, and to SPAC at 10 Collyer Quay, #14-06 Ocean Financial Centre, Singapore or by telephone at +65 6808-6510.

Participants in Solicitation

JEPLAN, PubCo, and SPAC and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from SPAC’s shareholders with the Potential Business Combination and the other matters set forth in the Registration Statement. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC, including SPAC’s 2022 Form 10-K. To the extent that holdings of SPAC’s securities by its directors and executive officers have changed since the amounts reflected in the 2022 Form 10-K, such changes will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the U.S. Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Potential Business Combination shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Contacts:

For AP Acquisition Corp
Keiichi Suzuki, CEO
Email: info@apacquisitioncorp.com

For JEPLAN, Inc.

Email: info@jeplan.co.jp